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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                      (Amendment No. _)





                      PRESIDIO CAPITAL CORP.
                ---------------------------------
                         (Name of Issuer)





              Class A Common Stock, $0.01 Par Value
                ---------------------------------
                  (Title of Class of Securities)




                          G72-201-10-9
                ---------------------------------
                         (CUSIP Number)




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                           SCHEDULE 13G

CUSIP No. G72-201-10-9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                             Intermarket Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION               New York

____________________
                    :  5.   SOLE VOTING POWER            -- 0 --
Number of Shares    :
                    :
Previously Owned    :  6.   SHARED VOTING POWER         1,000,914
                    :
by Each Reporting   :
                    :  7.   SOLE DISPOSITIVE POWER       -- 0 --
Reporting Person    :
                    :
with                :  8.  SHARED DISPOSITIVE POWER     1,000,914
____________________:

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                  - 0 --

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   11.4%


12.  TYPE OF REPORTING PERSON                               CO




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Item 1(a).  Name of Issuer

          Presidio Capital Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices

          c/o Hemisphere Management (Cayman Limited), Zephyr
House, Mary Street, Grand Cayman, Cayman Islands, British West
Indies.


Item 2(a).  Name of Person Filing

          Intermarket Corp.

Item 2(b).  Address of Principal Business Office or, if None,
Residence

          667 Madison Avenue, New York, New York 10021

Item 2(c).  Citizenship

          New York

Item 2(d).  Title of Class of Securities

          Class A Common Stock, $.01 Par Value

Item 2(e).  CUSIP No.

          G72-201-10-9


Item 3.  Filed Pursuant to Rule 13d-1(c)


Item 4.  Ownership

          As of the year ended December 31, 1996.

    (a) Amount Beneficially Owned:

          1,000,914

    (b) Percent of Class:

          11.4%


    (c) Number of shares as to which such person has:

      (i)   sole power to vote or to direct the vote:

                    0

      (ii)  shared power to vote or to direct the vote:

                    1,000,914

      (iii) sole power to dispose or to direct the disposition of

                    0

      (iv) shared power to dispose or to direct the disposition of

                    1,000,914


Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More Than Five Percent on Behalf of Another
Person

          N/A


Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company

          N/A


Item 8.  Identification and Classification of Members of the
Group

          N/A


Item 9.  Notice of Dissolution of Group

          N/A



Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 July 25, 1997
                                 ________________________________
                                 (Date)

                                 DAVID B. FORER
                                 ________________________________
                                 (Signature)

                                 David B. Forer, Vice President
                                 ________________________________
                                 (Name/Title)